Exhibit 99.1

THIS FIFTH SUPPLEMENTAL INDENTURE dated as of the 12th day of November, 2010

BETWEEN:

NOVA SCOTIA POWER INCORPORATED, a corporation incorporated under the laws of Nova Scotia and having its head office at Halifax, Halifax Regional Municipality, Province of Nova Scotia

(hereinafter called “NSPI”)

OF THE FIRST PART

-and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and having an office at Halifax, Halifax Regional Municipality, Province of Nova Scotia, and authorized to carry on business in all of the provinces of and territories of Canada

(hereinafter called the “Trustee”)

OF THE SECOND PART

WHEREAS by a trust indenture dated as of October 15, 1993 between NSPI and the Trustee (which trust indenture and all supplemental indentures to such trust indenture entered into prior to the date hereof are herein collectively referred to as the “Principal Indenture”) provision was made for the issuance of debentures of NSPI in one or more series; and

WHEREAS NSPI wishes to amend the provisions of the Principal Indenture under the heading Accounting Principles to provide that references in the Principal Indenture to generally accepted accounting principles or to “GAAP” shall be deemed to be to (i) generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, during such period when NSPI is preparing its financial statements in accordance with such accounting principles, and (ii) accounting principles which are recognized as being generally accepted and which are in effect from time to time in the United States, as codified by the Financial Accounting Standards Board, during such period when NSPI is preparing its financial statements in accordance with such accounting principles, which amendment reflects NSPI’s intention to prepare and report its interim and annual financial statements in accordance with the latter principles for fiscal years beginning on and after January 1, 2011; and

WHEREAS Section 11.1 of the Principal Indenture provides that from time to time NSPI (when authorized by a resolution of its directors) and the Trustee may, subject to the provisions of the Principal Indenture, and they shall, when so directed by the provisions of the Principal Indenture, execute and deliver by their proper officers, Indentures or other instruments supplemental to the Principal Indenture, which thereafter shall form part of the Principal Indenture, for any one or more of the purposes set out in Section 11.1, including inter alia, pursuant to Subsection 11.1(i); and

WHEREAS this Supplemental Indenture is executed and delivered pursuant to Subsection 11.1(i) of the Principal Indenture; and

WHEREAS this Supplemental Indenture is hereinafter referred to as the “Fifth Supplemental Indenture” and is executed pursuant to all necessary authorizations of NSPI required to amend the terms of the Principal Indenture, including the authorization of the directors of NSPI;

NOW THEREFORE THIS INDENTURE WITNESSETH that in consideration of the premises, the covenants and agreements contained herein and the sum of Ten Dollars ($10.00) now paid by each of the parties hereto to the other (the receipt and sufficiency of which are hereby acknowledged), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Interpretation

This Fifth Supplemental Indenture is supplemental to the Principal Indenture and shall be read in conjunction therewith. Except only insofar as the Principal Indenture may be inconsistent with the express provisions of this Fifth Supplemental Indenture, in which case the terms of this Fifth Supplemental Indenture shall govern and supercede those contained in the Principal Indenture only to the extent of such inconsistency, all of the provisions of the Principal Indenture and this Fifth Supplemental Indenture shall henceforth have effect so far as practicable as if all the provisions of the Principal Indenture and this Fifth Supplemental Indenture were contained in one instrument. The expressions used in this Fifth Supplemental Indenture shall, except as otherwise provided herein, have the respective meanings ascribed to them in the Principal Indenture.

ARTICLE 2

AMENDMENT TO PRINCIPAL INDENTURE

2.1	Amendment to Principal Indenture

Subsection 1.1(a) of the Principal Indenture shall be deleted in its entirety with the exception of the heading “Accounting Principles”, and replaced by the following:

“(a)	Wherever in this Indenture reference is made to generally accepted accounting principles or to “GAAP”, such reference shall be deemed to be to:

(i)	the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute as may be amended by the Nova Scotia Utility and Review Board, during such period that NSPI is preparing its financial statements in accordance with such principles; or

(ii)	those accounting principles which are recognized as being generally accepted and which are in effect from time to time in the United States, as codified by the Financial Accounting Standards Board, or any successor institute as may be amended by the Nova Scotia Utility and Review Board, during such period that NSPI is preparing its financial statements in accordance with such principles, in either case as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.”

ARTICLE 3

CONFIRMATION OF PRINCIPAL INDENTURE

3.1	Confirmation of Principal Indenture

The Principal Indenture, as supplemented by this Fifth Supplemental Indenture, shall be and will continue in full force and effect and is hereby confirmed.

ARTICLE 4

FOR BENEFIT OF DEBENTUREHOLDERS

4.1	Benefit of Indenture

NSPI and the Trustee confirm that all of the provisions of this Fifth Supplemental Indenture are for the benefit of the Debentureholders so long as any Debentures are outstanding.

ARTICLE 5

ACCEPTANCE OF TRUST BY TRUSTEE

5.1	Acceptance of Trust

The Trustee hereby accepts the trusts in this Fifth Supplemental Indenture declared and provided and agrees to perform the same upon the terms and conditions contained herein.

ARTICLE 6

EXECUTION

6.1	Formal Date

For purposes of convenience, this Fifth Supplemental Indenture may be referred to as bearing a formal date of November 12, 2010 irrespective of the actual date of its execution.

6.2	Governing Law

This Fifth Supplemental Indenture shall be governed by and construed in accordance with the laws of the Province of Nova Scotia and the laws of Canada applicable therein.

IN WITNESS WHEREOF THE PARTIES HERETO have duly executed this Fifth Supplemental Indenture under their respective corporate seals.

NOVA SCOTIA POWER INCORPORATED

By:	/s/ Nancy G. Tower
Name: Nancy G. Tower
Title: Senior Vice President and Chief Financial Officer

By:	/s/ Stephen D. Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee

By:	/s/ Elizabeth Dockendorff
Name: Elizabeth Dockendorff
Title: Corporate Trust Officer

By:	/s/ Colleen Nielsen
Name: Colleen Nielsen
Title: Professional, Client Services